Financial Statements

Statements of Operations for the years ending December 31, 2023, 2022, 2021 and 2020

INCOME STATEMENT	2020	2021	2022	2023
Revenue				
Club Revenue	$3,865	$43,548	$37,309	$41,360
Contract Distillation	$34,724	$87,200	$149,424	$144,810
Event Income	$1,130	$6,114	$8,612	$4,473
Liquor Sales	$275,480	$263,337	$254,296	$257,129
Room Rental & Catering Income	$4,928	$17,497	$28,660	$32,032
WSET	$5,587	$2,972	$599	$0
Total Revenue	**$325,714**	**$420,668**	**$478,901**	**$479,805**
Cost of Goods Sold				
Production COGS	$31,162	$63,988	$66,049	$120,141
Tasting Room COGS	$19,472	$17,437	$21,296	$21,846
COGS - Depreciation	$29,446	$40,920	$41,091	$41,091
freight	$0	$0	$679	$2,941
Total Cost of Goods Sold	**$80,080**	**$122,345**	**$129,114**	**$186,019**
Gross Profit	**$245,633**	**$298,323**	**$349,786**	**$293,786**
Gross Profit Margin (%)	**75.41%**	**70.92%**	**73.04%**	**61.23%**
Expenses				
Advertising and Marketing	$11,097	$15,744	$16,895	$29,585
Amortization Expense	$10,278	$10,278	$11,388	$11,966
Auto and Truck Expenses	$5,064	$2,065	$13,388	$7,233
Bank & Merchant Charges	$3,786	$6,031	$5,557	$4,248
Building - Fire & Life Safety	$242	$413	$303	$363
Charitable Donation	$2,500	$491	$0	$728
Commissions	$1,910	$1,828	$2,600	$800
Computer & Internet Expenses	$6,200	$7,785	$7,875	$7,730
Contract Distill OLCC reimburse	$103	$0	$0	$0
Depreciation Expense	$15,073	$16,484	$9,888	$26,247
Dues & Subscriptions	$944	$1,191	$666	$2,716
Equipment Rental	$2,608	$938	$2,945	$4,555
Insurance Expense	$7,354	$7,754	$7,875	$7,809
Interest Expense	$73,473	$51,323	$61,630	$40,452
Lease	$0	$29,599	$64,794	$78,588
Licenses, Permits & Taxes	$1,753	$1,532	$2,216	$5,321
Non-Deductible Expense	$0	$0	$253	$0
Office Supplies & Expense	$1,077	$1,202	$1,571	$2,053
Labor Costs	$84,706	$78,700	$107,982	$93,814
Professional Fees	$5,010	$4,463	$761	$6,625
Repairs and Maintenance	$1,117	$2,662	$2,514	$2,710
Security	$506	$481	$929	$582
Shipping & Postage	$881	$2,253	$1,583	$1,231
Small Tools and Equipment	$1,608	$810	$3,054	$4,243
Supplies	$489	$318	$1,505	$823
Taxes	$42,776	$34,724	$34,823	$20,103
Telephone Expense	$649	$710	$1,096	$755
Travel & Entertainment	$958	$468	$1,705	$1,885

Statements of Operations for the years ending December 31, 2023, 2022, 2021 and 2020

	2020	2021	2022	2023
Utilities	$7,150	$9,237	$11,514	$13,946
WSET expense	$730	$3,503	$0	$0
Total Expenses	**$290,043**	**$292,987**	**$377,309**	**$377,108**
Operating Profit	**($44,410)**	**$5,336**	**($27,523)**	**($83,322)**
Operating Profit Margin (%)	**-13.63%**	**1.27%**	**-5.75%**	**-17.37%**
Other Income				
Federal Grant Relief	$79,548	$37,670	$14,756	$0
Gain/(Loss) on Sale of Asset	$2,000	$0	$0	$0
Grant Income	$0	$7,504	$0	$0
Other Expenses				
Other Miscellaneous Expense	$8,330	$75	$350	$1,170
Earnings Before Interest & Tax	**$28,808**	**$50,434**	**($13,117)**	**($84,492)**
Interest Income				
Interest & Dividend Income	$26	$1	$7	$0
Earnings Before Tax	**$28,834**	**$50,435**	**($13,110)**	**($84,492)**
Tax Expenses				
Corporate Activity Tax	$39	$0	$0	$0
Oregon Corporate Tax	$150	$150	$0	$160
Earnings After Tax	**$28,645**	**$50,285**	**($13,110)**	**($84,652)**
Net Income	**$28,645**	**$50,285**	**($13,110)**	**($84,652)**
Net Income Margin (%)	**8.79%**	**11.95%**	**-2.74%**	**-17.64%**

Statements of Financial Position as of December 31, 2023, 2022, 2021 and 2020

BALANCE SHEET	2020	2021	2022	2023
ASSETS				
Cash & Equivalents	$4,026	$24,884	$11,386	$6,394
Accounts Receivable	$24,177	$30,783	$41,199	$63,317
Inventory	$76,923	$109,025	$145,884	$95,261
Other Current Assets	$313,843	$285,291	$46,507	$46,372
Total Current Assets	**$418,968**	**$449,983**	**$244,975**	**$211,344**
Fixed Assets	$411,737	$482,297	$431,319	$480,612
Investments or Other Non-Current Assets	$646,865	$518,736	$524,002	$554,799
Total Non-Current Assets	**$1,058,601**	**$1,001,033**	**$955,321**	**$1,035,411**
Total Assets	**$1,477,570**	**$1,451,017**	**$1,200,297**	**$1,246,756**
LIABILITIES				
Short Term Debt	$5,870	$6,227	$26,866	$39,766
Other Current Liabilities	$11,850	$150	$190,321	$208,177
Total Current Liabilities	**$17,720**	**$6,377**	**$217,186**	**$247,942**
Long Term Debt	$1,166,887	$1,083,678	$630,017	$551,183
Other Non-Current Liabilities	$2,924	$0	$4,893	$173,871
Total Non-Current Liabilities	**$1,169,811**	**$1,083,678**	**$634,910**	**$725,054**
Total Liabilities	**$1,187,532**	**$1,090,055**	**$852,096**	**$972,997**
EQUITY				
Retained Earnings	($304,524)	($255,240)	($204,955)	($218,065)
Current Earnings	$28,645	$50,285	($13,110)	($84,652)
Other Equity	$565,917	$565,917	$566,266	$576,476
Total Equity	**$290,038**	**$360,962**	**$348,201**	**$273,759**

See Accountant's Compilation Report.

Statements of Financial Position as of December 31, 2023, 2022, 2021 and 2020

	2020	2021	2022	2023
Total Liabilities & Equity	**$1,477,570**	**$1,451,017**	**$1,200,297**	**$1,246,756**

Statements of Cash Flows for the years ending December 31, 2023, 2022, 2021 and 2020

CASH FLOW STATEMENT	2020	2021	2022	2023
OPERATING ACTIVITIES				
Net Income	$28,645	$50,285	($13,110)	($84,652)
Depreciation and Amortization	$54,797	$67,682	$62,366	$79,303
Change in Deferred Taxes	$0	$0	$0	$0
Change in Accounts Payable	($2,004)	$0	$0	$0
Change in Other Current Liabilities	$11,384	($11,700)	$190,171	$17,856
Change in Tax Liability	$0	$0	$0	$0
Change in Accounts Receivable	$156	($6,606)	($10,416)	($22,118)
Change in Inventory	($40,642)	($32,102)	($36,859)	$50,623
Change in Work In Progress	$0	$0	$0	$0
Change in Other Current Assets	$117,338	$28,551	$238,784	$135
Cash Flow from Operating Activities	**$169,674**	**$96,111**	**$430,936**	**$41,147**
INVESTING ACTIVITIES				
Change in Fixed Assets (ex. D&A)	($9,664)	($138,243)	($11,388)	($128,597)
Change in Intangible Assets	$0	$0	$0	$0
Change in Investments or Other NCAs	($42,088)	$128,129	($5,266)	($30,797)
Cash Flow from Investing Activities	**($51,753)**	**($10,114)**	**($16,654)**	**($159,394)**
FINANCING ACTIVITIES				
Change in Other Equity	$330	$0	$349	$10,211
Change in Earnings not attrib. to Ret. Income	$0	$20,638	$0	$0
Dividends	$0	$0	$0	$0
Change in Short Term Debt	($12,250)	$357	$20,639	$12,900
Change in Long Term Debt	($53,917)	($83,209)	($453,661)	($78,834)
Change in Other Non-Current Liabilities	($54,395)	($2,924)	$4,893	$168,978
Cash Flow from Financing Activities	**($120,233)**	**($65,139)**	**($427,781)**	**$113,255**
Change in Cash & Equivalents	**($2,312)**	**$20,858**	**($13,498)**	**($4,992)**
Cash & Equivalents, Opening Balance	$6,338	$4,026	$24,884	$11,386
Cash & Equivalents, Closing Balance	$4,026	$24,884	$11,386	$6,394